FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [  ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release announcing the exercise and settlement of the over-allotment by the underwriters of the follow-on offering of units of Sprott Physical Gold Trust (the "Trust").

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST (Registrant) By Sprott Asset Management GP Inc., as general partner of the manager of the Registrant
By: /s/ Kirstin H. McTaggart Kirstin H. McTaggart Corporate Secretary

Dated: August 8, 2011

Exhibit 99.1

Sprott Physical Gold Trust
Announces Exercise of Over-allotment Option
by Underwriters in Follow-on Offering of Trust Units

Toronto, Ontario, Canada – August 8, 2011 – Sprott Physical Gold Trust (the "Trust") (NYSE: PHYS/TSX: PHY.U), a trust created to invest and hold substantially all of its assets in physical gold bullion and managed by Sprott Asset Management LP, today announced that the underwriters for the previously announced follow-on public offering (the "Offering") of units ("Units") of the Trust have purchased an additional 2,850,000 Units following the exercise of their over-allotment option.

Including this exercise of the over-allotment option, the gross proceeds of the Offering were US$305,900,000, consisting of 21,850,000 Units offered at US$14.00 per Unit.

The Trust will use the net proceeds of this Offering to acquire physical gold bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described in the prospectus related to this Offering.  The net proceeds of the Offering per Unit are greater than 100% of the most recently calculated net asset value per Unit of the Trust prior to pricing of the Offering, as required under the trust agreement governing the Trust.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols "PHYS" and "PHY.U", respectively. The Offering was made simultaneously in the United States and Canada through a syndicate of underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Units, nor shall there be any sale of the Units in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional details on the Trust can be found in the final prospectus available on EDGAR (http://www.edgar.com/) and SEDAR (http://www.sedar.com/).

Contact:

Investor Contact Information:
Sprott Physical Gold Trust
(416) 203-2310 or Toll Free: 1 (877) 403-2310
ir@sprott.com
http://www.sprottphysicalgoldtrust.com/

SK 03883 0008 1218552